EXHIBIT 1

First Manhattan Co.

399 Park Avenue

New York, NY 10022

June 3, 2013

Dear Fellow Vivus Shareholders:

You have an important choice to make.

We at First Manhattan Co. (“FMC”) are the largest shareholders of VIVUS, Inc. (“Vivus”) with ownership of 9.9% of the common stock. We are writing to you today to seek your help in replacing Vivus’ current Board of Directors by electing our nine nominees.

Vivus’ upcoming annual meeting will be critical in determining the future for all Vivus shareholders. We encourage you to read our enclosed proxy materials carefully and vote FOR each of our nine highly qualified director nominees, all of whom are independent of management.

VIVUS’ FUTURE IS IN YOUR HANDS, AND THE TIME FOR CHANGE IS NOW. VOTE THE WHITE PROXY CARD TODAY.

Our shares and yours are significantly undervalued. The current valuation does not reflect the enormous upside opportunity of Qsymia, the most effective obesity drug ever developed, because the current Vivus leadership has not delivered on Qsymia’s promise. We believe the stock’s current depressed level is a direct result of Vivus (i) failing to secure a U.S. commercial partnership, (ii) failing to properly plan and execute the Qsymia launch, (iii) failing to obtain European Qsymia approval, and (iv) perpetuating an entrenched Board culture not aligned with shareholder interests.

The following graphs speak for themselves:

Fortunately, there is a clear and actionable path to unlock significant share price appreciation if shareholders vote for change now. However the window of opportunity is rapidly closing. FMC has nominated a slate of nine highly qualified individuals for the Vivus Board that will be elected at the Annual Meeting of Shareholders scheduled for July 15, 2013. FMC and its nominees have committed to the future of Vivus with actions, not just words—we collectively own 12% of the common stock, so there can be no doubt that our interests are fully aligned with shareholders. FMC’s nominees have the experience, skills and independence to get it right on the critical issues where the sitting Board has failed. The only interests served by the FMC Board will be yours, not those of an entrenched management.

The current Vivus leadership enriches itself while it has destroyed tremendous shareholder value:

•	Vivus’ Board members receive cash compensation higher than four out of the five largest US companies by market capitalization including Apple, Google, Berkshire Hathaway and Walmart, and nearly triple that of Vivus’ closest peers, Orexigen and Arena.
•	Contrary to the shareholders’ best interests, the sitting Board maintained its excessive cash retainers in January 2013, even though there was less than 12 months of cash left. The sitting Board also increased the senior management’s cash bonuses by nearly 90%, including the Chief Commercial Officer’s, whose bonus nearly doubled in 2012. Everybody profited from the failed launch of Qsymia except the shareholders and the patients who should be benefitting from the drug.
•	Vivus stock declined over 60% from Qsymia’s FDA approval to the time of our shareholder proposal nominating a new Board.
•	Consensus revenue expectations for FY13 have declined by nearly 80% since Qsymia’s launch.

What caused this significant destruction in value?

•	Vivus’ Board failed to prepare itself or management with the right personnel to successfully commercialize Qsymia in the years leading up to the launch: From 2009-2011, while its competitor Orexigen was assembling a first class Board to oversee the commercial transformation of its company, Vivus’ sitting Board did not add a single new non-employee Board member despite the fact that no Board member had relevant commercial experience.
•	In the wake of the failure of the Qsymia launch, and with less than one year of cash left on the balance sheet, the sitting Vivus Board did not act with urgency to find new talent for both the Board and management. Shareholders witnessed inertia when they needed action.
•	It was only in response to our shareholder proposal to replace the sitting Vivus Board that it added three new directors. The sitting Board only took action over the past five weeks when its highly compensated Board seats were in jeopardy.
•	Even today, with the addition of three new directors, the Vivus Board has ZERO European regulatory experience, ZERO public CFO experience, ZERO turnaround experience, and management representation remains double the average of its peer group.

In contrast, our nominees bring the urgently needed expertise and independence that will benefit all shareholders. If elected, our slate will be a magnet for attracting and retaining the best available talent to make Qsymia the success that shareholders expect. We will adopt ethical compensation practices; our slate has committed to cut their cash pay by over 50% and eliminate the sitting Board’s use of Restricted Stock Units which retain value even if the stock declines. We will cut expenses and seek to turn around the Qsymia launch. In short, we want 100% alignment between Vivus’ Board and Vivus’ shareholders.

Vivus’ Board and management damaged shareholders with a failed launch of Qsymia:

•	No small company has ever successfully addressed the primary care physician market because such a huge challenge requires the vast resources of a large pharma partner. Vivus’ two obesity therapy competitors got this fundamental decision right by partnering with larger companies in 2010. Vivus’ management and Board got it wrong.
•	In the absence of the required human and capital resources provided by a large pharma partner, Vivus shareholders are footing a massive bill for operating expenses—over $2.20 per share annualized—while generating insignificant revenue. You are paying dearly for the unforced errors of the sitting Vivus Board.
•	The primary determinant of drug use is the out-of-pocket cost to the patient. Due to the lack of adequate market research on this most basic metric—consumer price sensitivity— the launch failed.
•	Vivus fails to grasp why the patients continue on Qsymia for only three months when medically they should continue for much longer. Inexplicably, Vivus’ CEO recently proclaimed on a conference call that three months of persistence is a great accomplishment that will underpin Qsymia becoming a blockbuster. In reality, the low persistence on Qsymia is a sign of trouble ahead for Vivus shareholders.

The Vivus Board and management have not delivered on their promises:

•	In 2009, they discussed consummating a commercial partnership with big pharma in the boldest terms, then subsequently disavowed this strategy. Now, under the pressure of a proxy fight, they recently flipped back to talking about partnership.
•	In 2010, they discussed the sale of the erectile dysfunction drug Stendra to bolster the company’s dwindling cash balance. The company is still talking about it today, nearly two years after starting the auction process. Most objective observers would see this as a “busted auction” with no results to show for the $90 million of shareholder capital sunk into this ill-advised investment.
•	Today, Vivus claims there is light at the end of the tunnel due to the REMS modification and improved insurance coverage. Despite the trends you saw in the charts on page one, Vivus argues that shareholders should “stay the course” to see if its failed current strategy works. Why should you buy into “staying the course” when Vivus’ Board is not buying its own strategy? Not a single Vivus director bought Vivus stock at depressed prices for six months after the Qsymia launch failure. As you can see from the trend lines on sales and expenses on page one, the light at the end of the current “stay the course” tunnel is an oncoming train.

The time for change is now.

This Vivus management team and Board did not level with you in the recent letter to shareholders (5/13/13) when the CEO stated in bolded capital letters “Vivus has successfully executed the initial phase of its commercial strategy.” This lack of candor has continued over many years; it continues today in the face of their attempt to maintain control of the company, and more lack of candor is what you can expect from the Vivus Board and management unless shareholders vote for the significant change offered by our slate.

Our slate, composed of highly experienced independent candidates, is the last chance to rescue Vivus from its commercially inept management and what we see as the Board’s failure to act in the best interest of shareholders. Waiting for change at the next year’s annual meeting will not work – the critical decisions that will determine the company's success or failure are about to be made. Just like you, we are shareholders. Our interests are fully aligned with your interests. The time for change is now.

Time is of the essence. We urge you to VOTE THE WHITE PROXY CARD to help us deliver the necessary change to salvage Vivus’ potential. It is important that you submit your WHITE proxy card AS SOON AS POSSIBLE. If you do not vote your shares, you are endorsing the status quo. Importantly, if you receive a gold card from Vivus, DO NOT return it. If your shares are registered in your own name, please submit your vote by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided. If you hold your shares in “street” name with a bank, brokerage firm or other nominee, it is critical that you instruct the institution that holds your shares to execute a proxy in favor of our proposals. If you have any questions regarding your WHITE proxy card or need assistance in executing your proxy, please contact MacKenzie Partners, Inc. at (212) 929-5500 or Toll-Free (800) 322-2885.

Sincerely,

First Manhattan Co.